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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 6)

OPENTV CORP.
(Name of Subject Company (Issuer))

KUDELSKI INTERACTIVE CAYMAN, LTD.
(Offeror)
an indirect wholly owned subsidiary of

KUDELSKI SA
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Class A Ordinary Shares of No Par Value
(Title of Class of Securities)

G67543101
(Cusip Number of Class of Securities)

Lucien Gani
General Counsel, Head of Legal Affairs
Kudelski SA
22-24, Route de Genève
Case Postale 134
1033 Cheseaux, Switzerland
Tel: +41 21 732 01 01
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Jennifer DiNucci, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Tel: (650) 843-5000 Fax: (650) 849-7400	Francis R. Wheeler, Esq. Cooley Godward Kronish LLP 380 Interlocken Crescent Suite 900 Broomfield, CO 80021-8023 Tel: (720) 566-4000 Fax: (720) 566-4099

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$147,320,103	$8,103

*
For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Calculated as (A) the sum of (i) 93,455,042, which is the difference between 107,891,190, the number of Class A ordinary shares of no par value ("Shares") of OpenTV Corp. (the "Company") outstanding as of September 30, 2009, and 14,436,148, the number of Shares beneficially owned by Kudelski SA on such date, (ii) 978,383, which is the number of Shares subject to vested and unvested options outstanding as of September 30, 2009, excluding options that can be confirmed as having exercise prices above the per Share tender offer price, and (iii) 611,803, which we believe is the maximum number of Shares reserved for issuance upon exchange of shares of the Company's subsidiary, OpenTV, Inc. (the "Subsidiary") as of September 30, 2009, multiplied by (B) $1.55, which is the per Share tender offer price, net to the seller in cash, without interest and less applicable withholding taxes. The number of outstanding Shares, Shares subject to vested and unvested options and Shares reserved for issuance upon exchange of shares of the Subsidiary is as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

**
The amount of the filing fee calculated in accordance with the Exchange Act equals $55.80 per $1,000,000. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #3 for fiscal year 2010, issued October 30, 2009.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,228	Filing Party:	Kudelski Interactive Cayman, Ltd. and Kudelski SA
Form or Registration No.:	Schedule TO-T	Date Filed:	October 5, 2009
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1
  ☐
  issuer tender offer subject to Rule 13e-4
  ☒
  going-private transaction subject to Rule 13e-3
  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 6 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (together with any amendments and supplements thereto, the "Schedule TO") with the Securities and Exchange Commission on October 5, 2009 by (a) Kudelski Interactive Cayman, Ltd., an exempted company organized under the laws of the Cayman Islands (the "Purchaser") and an indirect wholly owned subsidiary of Kudelski SA, a public limited company organized under the laws of Switzerland ("Parent"), and (b) Parent. The Schedule TO relates to the offer (the "Offer") by the Purchaser to purchase all outstanding Class A ordinary shares of no par value ("Shares") of OpenTV Corp., a company incorporated and registered under the laws of the British Virgin Islands (the "Company"), that are not already owned by Parent or its wholly owned subsidiaries at a purchase price of $1.55 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2009 (together with any amendments and supplements thereto, the "Offer to Purchase"), and in the related Letter of Transmittal.

Item 1.    Summary Term Sheet.

        (1)   The second sentence of the first paragraph of the response to the question "Will the offer be followed by a redemption of all shares that are not tendered in the offer?" in the "Summary Term Sheet" of the Offer to Purchase is hereby amended and restated as follows:

          "Based on the number of ordinary shares of OpenTV Corp. outstanding as of September 30, 2009, we believe that we would reach this 90% total-voting-power threshold if approximately 52,459,769 of the 93,455,042 outstanding Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries as of the date of this Offer to Purchase were acquired by us in the offer (assuming that no outstanding options or exchange rights are exercised in connection with the offer)."

        (2)   The third sentence of the second paragraph of the response to the question "Will the offer be followed by a redemption of all shares that are not tendered in the offer?" in the "Summary Term Sheet" of the Offer to Purchase is hereby amended and restated as follows:

          "Based on the number of ordinary shares of OpenTV Corp. outstanding as of September 30, 2009, we believe that we would reach this 90% shares-tendered threshold if approximately 84,109,538 of the 93,455,042 outstanding Class A ordinary shares not owned by Kudelski SA or its wholly owned subsidiaries as of the date of this Offer to Purchase were acquired by us in the offer (assuming that no outstanding options or exchange rights are exercised in connection with the offer)."

        (3)   The last sentence of the response to the question "Does Kudelski SA already have majority representation on OpenTV Corp.'s board of directors?" in the "Summary Term Sheet" of the Offer to Purchase is hereby amended and restated as follows:

          "Further, James Chiddix did not stand for re-election to the OpenTV Corp. board of directors at the company's 2009 annual meeting of shareholders held on November 4, 2009. As a result of Mr. Tveter's resignation and Mr. Chiddix's decision not to stand for re-election, as of November 4, 2009, six of the nine members of the board of directors of OpenTV Corp. are also officers or directors of Kudelski SA."

Item 2.    Subject Company Information; Item 8. Interest in Securities of the Subject Company.

        (1)   The second paragraph under "Introduction" of the Offer to Purchase is hereby amended and restated as follows:

          "According to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 (the "Company 10-Q") filed by the Company with the Securities and Exchange

  Commission ("SEC") on November 4, 2009, as of September 30, 2009 there were 107,891,190 Shares outstanding. The Kudelski Group owns 14,436,148 Shares representing approximately 13.4% of the outstanding Shares (assuming no change in the number of outstanding Shares since September 30, 2009). In addition, the Kudelski Group owns 100% of the Company's outstanding Class B ordinary shares. The Class A ordinary shares and Class B ordinary shares owned by the Kudelski Group together represent approximately 32.3% of the outstanding ordinary shares of the Company and approximately 77.2% of the total voting power of the outstanding ordinary shares of the Company (assuming no change in the number of outstanding Shares since September 30, 2009)."

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (1)   In the second paragraph under "Special Factors—Section 9—Related Party Transactions—Commercial Arrangements between members of the Kudelski Group and the Company" of the Offer to Purchase, the reference to "June 30" is hereby replaced with a reference to "September 30".

        (2)   The third and fourth paragraphs under "Special Factors—Section 9—Related Party Transactions—Commercial Arrangements between members of the Kudelski Group and the Company" are hereby amended and restated as follows:

          "During the three months ended September 30, 2009, the Company recognized $1.3 million of royalties and licenses revenues under these arrangements with Nagravision S.A. During the nine months ended September 30, 2009, the Company recognized $4.3 million of royalties and licenses revenues and $0.2 million of services and other revenues from Nagravision S.A., and $1.2 million and $0.1 million of royalties and licenses revenues from Nagra Trading S.A. and Nagra France SAS, respectively. During the three and nine months ended September 30, 2008, the Company recognized an aggregate of $0.2 million and $4.8 million, respectively, of royalties and licenses and services and other revenues under these arrangements with Nagravision S.A.

          As of September 30, 2009, the Company's accounts receivable included $1.5 million from Nagravision S.A. and $0.4 million from Nagra Trading S.A. As of December 31, 2008, the Company's accounts receivable included $3.2 million from Nagravision S.A., $0.7 million from Nagra Trading S.A., and $0.1 million from Nagra France SAS."

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (1)   The second sentence of the first paragraph under "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer—Redemption" is hereby amended and restated as follows:

          "Based on the number of ordinary shares of the Company outstanding as of September 30, 2009, we believe that we would reach this 90% total-voting-power threshold if approximately 52,459,769 of the 93,455,042 outstanding Shares not owned by the Kudelski Group as of the date of this Offer to Purchase were acquired by us in the Offer (assuming that no outstanding options or exchange rights are exercised in connection with the Offer)."

        (2)   The second sentence of the second paragraph under "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer—Redemption" is hereby amended and restated as follows:

          "Based on the number of ordinary shares of the Company outstanding as of September 30, 2009, we believe that we would reach this 90% shares-tendered threshold if approximately 84,109,538 of the 93,455,042 Shares not owned by the Kudelski Group as of the date of this Offer to Purchase were acquired by us in the Offer (assuming that no outstanding options or exchange rights are exercised in connection with the Offer)."

Item 8.    Interest in Securities of the Subject Company.

        (1)   In the second paragraph under "Special Factors—Section 9—Related Party Transactions—Background of the Kudelski Group's Beneficial Ownership of Shares" of the Offer to Purchase, each reference to "July 31" is hereby replaced with a reference to "September 30".

        (2)   In Schedule B to the Offer to Purchase, each reference to "107,908,502" is hereby replaced with a reference to "107,891,190" and each reference to "July 31" is hereby replaced with a reference to "September 30".

Item 11.    Additional Information.

        (1)   The last sentence of the third paragraph under "Introduction" of the Offer to Purchase is hereby amended and restated as follows:

          "Further, James Chiddix did not stand for re-election to the Company's board of directors at the Company's 2009 annual meeting of shareholders held on November 4, 2009. As a result of Mr. Tveter's resignation and Mr. Chiddix's decision not to stand for re-election, as of November 4, 2009, six of the nine members of the board of directors of the Company are also officers or directors of Parent."

        (2)   The last two sentences of the first paragraph under "Special Factors—Section 10—Interests of Certain Persons in the Offer—Interlocking Directors and Officers" are hereby amended and restated as follows:

          "Further, James Chiddix, who was a director of the Company until November 4, 2009, has served as a paid consultant to the Kudelski Group."

        (3)   Section (a)(5) of Item 11 of the Schedule TO is hereby amended and supplemented by the following information:

          On November 2, 2009, Douglas Grimes ("Grimes") filed a putative shareholder class action complaint in the United States District Court for the Northern District of California (the "Court") against Parent, the Purchaser and André Kudelski (collectively, the "Grimes Defendants"), captioned Grimes v. Kudelski SA et al., Case No. CV 09 5196 JL (the "Grimes Action"). In the complaint, Grimes alleges that the Grimes Defendants, as controlling shareholders of the Company and/or directors of the Company, breached their fiduciary duties to the Company and its minority shareholders by, among other things, (a) making a tender offer that is grossly inadequate and coercive, and (b) not disclosing all material facts. Grimes seeks, among other things, unspecified damages and an order enjoining and rescinding the Offer. The foregoing is a summary description of the Grimes Action. A copy of the complaint related thereto is included as Exhibit (a)(5)(vii) to this Schedule TO.

          Parent and the Purchaser believe that the Grimes Action is without merit and that they have valid defenses to all claims. The outcome of this matter and the potential amount of any loss are uncertain and we express no opinion as to the likelihood of an unfavorable outcome.

          On November 5, 2009, pursuant to a stipulation filed by plaintiffs in the Action, the Giordano Action and the Weiss Action, the Court issued an order (the "Consolidation Order") consolidating those actions for pretrial purposes before the Honorable Marilyn Hall Patel and providing that all other related actions that may be filed will be automatically consolidated with those actions under the caption In re OpenTV Corp. Shareholder Litigation, Case No. C-09-04896 MHP. In addition, the Consolidation Order designates counsel for Plaintiff in the Action, Wolf Popper LLP and Berman DeValerio, as interim co-lead counsel for the proposed class of the Company's shareholders on whose behalf the consolidated actions have been filed.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(xvii)	Press Release issued by Kudelski Group, dated November 9, 2009
(a)(5)(vii)	Complaint of Douglas Grimes against Kudelski SA, Kudelski Interactive Cayman, Ltd., and André Kudelski, filed in the United States District Court for the Northern District of California, and dated November 2, 2009

Item 13.    Information Required by Schedule 13E-3.

Item 7.    Purposes, Alternatives, Reasons and Effects.

        (1)   The last two sentences of the first paragraph under "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer—Net Book Value and Net Earnings" are hereby amended and restated as follows:

          "Based on the Company's net book value as of September 30, 2009, this increase would result in the Kudelski Group's interest in the Company's net book value increasing by approximately $135.4 million. Assuming this increase in the Kudelski Group's interest in the Company's net earnings had been effective for the year ended December 31, 2008 and the quarterly period ended September 30, 2009, this increase would have resulted in the Kudelski Group's interest in the Company's net earnings for the year ended December 31, 2008 and the quarterly period ended September 30, 2009 increasing by approximately $6.5 million and $1.8 million, respectively."

        (2)   The reference to "(as defined in "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction")" in the first paragraph under "Special Factors—Section 3—Plans for the Company; Certain Effects of the Offer—Certain Material U.S. Federal Tax Consequences" is hereby deleted.

Item 8.    Fairness of the Transaction.

        (1)   In the first sentence of the eighth bullet point under the fourth paragraph under "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction" of the Offer to Purchase, the reference to "the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 (the "Company 10-Q") filed by the Company with the SEC on August 7, 2009" is hereby replaced with a reference to "the Company 10-Q".

        (2)   In the fourth sentence of the sixth paragraph under "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction" of the Offer to Purchase, the reference to "$1.43" is hereby replaced with a reference to "$1.45".

Item 13.    Financial Statements.

        (1)   In the first paragraph under "The Offer—Section 8—Certain Information Concerning the Company—Financial Information" of the Offer to Purchase, (a) the reference to "six months" is hereby replaced with a reference to "nine months", (b) each reference to "June 30" is hereby replaced with a reference to "September 30" and (c) the reference to "August 7" is hereby replaced with a reference to "November 6".

        (2)   The financial information tables and the notes thereto under "The Offer—Section 8—Certain Information Concerning the Company—Financial Information" of the Offer to Purchase are hereby amended and restated as follows:

"Summary Historical Consolidated Financial Data
(in thousands, except per share amounts and ratio of earnings to fixed charges)

	Nine Months Ended September 30,		Years Ended December 31,
	2009	2008	2008	2007
	(Unaudited)
Consolidated Balance Sheet Data
Total current assets	$144,668	127,865	133,558	101,123
Total noncurrent assets	118,528	117,140	115,392	118,932

Total assets	$263,196	245,005	248,950	220,055

Total current liabilities	$44,928	35,163	36,257	35,922
Total noncurrent liabilities	17,815	16,100	19,398	13,203

Total liabilities	$62,743	51,263	55,655	49,125

Consolidated Statements of Income Data
Royalties and licenses	$61,865	56,911	77,133	73,735
Services and other	26,930	30,638	39,341	36,242
Total revenue	$88,795	87,549	116,474	109,977
Total costs and expenses	81,849	82,573	110,199	115,054
Operating income	6,946	4,976	6,275	(5,077)

Net income	$5,500	7,293	9,613	(5,161)

Ratio of earnings to fixed charges(1)	2.83	2.24	2.18	(1.81)
Comparative per Share Data
Net income per share
Basic	$0.04	0.05	0.07	(0.04)
Diluted	$0.04	0.05	0.07	(0.04)

Notes to Summary Historical Consolidated Financial Data:

(1)
The Company historically has not reported a ratio of earnings to fixed charges. The ratio of earnings to fixed charges has been computed based on publicly available information. For purposes of determining this ratio, we have assumed no interest component of rental expense.

  Book value per share is not a term defined by generally accepted accounting principles. Book value per share is calculated by dividing total shareholders' equity by the number of ordinary shares outstanding. Assuming 107,891,190 Shares and 30,206,154 Class B ordinary shares outstanding, book value per share on September 30, 2009 would have been $1.45."

        (3)   The unaudited consolidated financial statements of the Company for the nine months ended September 30, 2009, and the notes thereto, are incorporated herein by reference to Item 1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 filed by the Company on November 4, 2009.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KUDELSKI INTERACTIVE CAYMAN, LTD.
By:	/s/ LUCIEN GANI
	Name:	Lucien Gani
	Title:	Director
	Date:	November 9, 2009
By:	/s/ SANTINO RUMASUGLIA
	Name:	Santino Rumasuglia
	Title:	Director
	Date:	November 9, 2009
KUDELSKI SA
By:	/s/ LUCIEN GANI
	Name:	Lucien Gani
	Title:	General Counsel and Head of Legal Affairs
	Date:	November 9, 2009
By:	/s/ MAURO SALADINI
	Name:	Mauro Saladini
	Title:	Executive Vice President and Chief Financial Officer
	Date:	November 9, 2009

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated October 5, 2009*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, and Other Nominees*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Other Nominees*
(a)(1)(vi)	Instructions for Completing Substitute Form W-9*
(a)(1)(vii)	Instructions for Completing Substitute Form W-8BEN*
(a)(1)(viii)	Summary Advertisement*
(a)(1)(ix)	Press Release issued by Kudelski Group, dated October 5, 2009*
(a)(1)(x)	Excerpts from Kudelski SA Transaction Website*
(a)(1)(xi)	Letter to OpenTV Corp. Shareholders from Kudelski Group, dated October 13, 2009*
(a)(1)(xii)	Press Release issued by Kudelski Group, dated October 26, 2009*
(a)(1)(xiii)	Letter to OpenTV Corp. Shareholders from Kudelski Group, dated October 30, 2009*
(a)(1)(xiv)	Press Release issued by Kudelski Group, dated October 30, 2009*
(a)(1)(xv)	Press Release issued by Kudelski Group, dated November 2, 2009*
(a)(1)(xvi)	Press Release issued by Kudelski Group, dated November 3, 2009*
(a)(1)(xvii)	Press Release issued by Kudelski Group, dated November 9, 2009
(a)(5)(i)
Complaint of Charles Michael Foley against Kudelski SA, Kudelski Interactive Cayman, Ltd., and André Kudelski, filed in the Superior Court of the State of California, County of San Francisco, and dated October 8, 2009*
(a)(5)(ii)	Kudelski Group Investor Presentation, dated October 2009*
(a)(5)(iii)	Supplemental Excerpt from Kudelski SA Transaction Website*
(a)(5)(iv)
Complaint of Salvatore L. Giordano against OpenTV Corp., André Kudelski, Nigel Bennett, Joseph Deiss, Lucien Gani, Alex Osadzinski, Pierre Roy, Mauro Saladini, James A. Chiddix, Clause Smadja, Jerry Machovina, Kudelski SA, and Kudelski Interactive Cayman, Ltd., filed in the United States District Court for the Northern District of California, and dated October 23, 2009*
(a)(5)(v)
Complaint of Joseph Weiss against Kudelski SA, Kudelski Interactive Cayman, Ltd., and André Kudelski, filed in the United States District Court for the Northern District of California, and dated October 26, 2009*
(a)(5)(vi)	Supplemental Excerpt from Kudelski SA Transaction Website*
(a)(5)(vii)
Complaint of Douglas Grimes against Kudelski SA, Kudelski Interactive Cayman, Ltd., and André Kudelski, filed in the United States District Court for the Northern District of California, and dated November 2, 2009

Exhibit No.	Description
(b)	Credit Facility Agreement, dated as of October 3, 2009, by and among Kudelski SA, Kudelski Interactive USA, Inc., Credit Suisse, as facility agent, lender, and arranger, and Banque Cantonale Vaudoise, as lender and arranger*
(c)	None
(d)(i)
Share Purchase Agreement, dated as of October 18, 2006, by and among Liberty Media Corporation, Liberty IATV, Inc., Liberty IATV Holdings, Inc., Kudelski SA, Kudelski Interactive USA, Inc., and Kudelski Interactive Cayman, Ltd. (incorporated by reference to Exhibit 7(i) to Amendment No. 3 to the Schedule 13D of Liberty Media Corporation with respect to Class A Ordinary Shares of OpenTV Corp. filed on October 20, 2006)*
(d)(ii)	OpenTV Corp. 2005 Incentive Plan (incorporated by reference to Annex A to the 2005 Proxy Statement on Schedule 14A of OpenTV Corp., as filed by OpenTV Corp. on October 14, 2005)*
(d)(iii)
Form of Independent Director Stock Option Agreement for OpenTV Corp. 2005 Incentive Plan (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 of OpenTV Corp., as filed by OpenTV Corp. on December 21, 2005)*
(f)	Sections 176 and 179 of the British Virgin Islands Companies Act, 2004, as amended (included as Schedule C to the Offer to Purchase)*
(g)	None
(h)	None

*
Previously filed

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information; Item 8. Interest in Securities of the Subject Company.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 8. Interest in Securities of the Subject Company.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 13. Financial Statements.
"Summary Historical Consolidated Financial Data (in thousands, except per share amounts and ratio of earnings to fixed charges)
SIGNATURES
EXHIBIT INDEX